UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2017

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Orion Engineered Carbons S.A. (the “Company”) held its Annual General Meeting (the “General Meeting”) of Shareholders on April 18, 2017. The Company’s shareholders approved and adopted all matters submitted to them at the General Meeting, described in the Company’s report on Form 6-K dated March 2, 2017.

The results of votes on the matters adopted by the General Meeting are as follows:

1.	Approval of the annual accounts of the Company for the financial year that ended on December 31, 2016.

For	Against
50,260,578	0

2.	Approval of the consolidated financial statements of the Company for the financial year that ended on December 31, 2016.

For	Against
50,260,578	0

3.	Allocation of results and approval of the payment by the Company of interim dividends in the aggregate amount of EUR 39,994,415.31 during the financial year that ended on December 31, 2016.

For	Against
50,307,024	0

4.	Discharge of the members of the Board of Directors of the Company for the performance of their mandates during the financial year that ended on December 31, 2016.

For	Against
50,260,530	48

5.	Discharge of the independent auditor of the Company for the performance of its mandate during the financial year that ended on December 31, 2016.

For	Against
50,260,530	48

6.
Appointment of an independent auditor (Réviseur d’Entreprises agréé) with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2017.

For	Against
50,254,016	53,208

7.	Approval of compensation in the amount of EUR 670,000 to be paid to the Board of Directors for the period commencing on January 1, 2017 and ending on December 31, 2017.

For	Against
50,235,947	70,975

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: April 18, 2017